CARTER LEDYARD & MILBURN LLP
Counselors at Law

Steven J. Glusband	2 Wall Street	1401 Eye Street, N.W.
Partner	New York, NY 10005-2072	Washington, DC 20005
—	—	(202) 898-1515
Direct Dial: 212-238-8605	Tel (212) 732-3200	—
E-mail: glusband@clm.com	Fax (212) 732-3232	570 Lexington Avenue
New York, NY 10022
(212) 371-2720

June 8, 2006

Mr. Christopher Owings
Assistant Director
Securities and Exchange Commission
450 Fifth St., N.W.
Mail Stop 6010
Washington, D.C. 20549-0506

Re:	Defense Industries International, Inc. Post-Effective Amendment No. 1 to Registration Statement on Form SB-2 Filed May 11, 2006 File No. 333-128011

Form 10-KSB for Fiscal Year Ended December 31, 2005 Filed May 2, 2006 File No. 0-30105

Dear Mr. Owings:

        On behalf of our client, Defense Industries International, Inc. (the “Company”), we are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the “Commission”), in a letter to Mr. Michael Ratner, dated May 17, 2006 (“Comment Letter”), with respect to the Post-Effective Amendment No. 1 to Registration Statement on Form SB-2, filed with the Securities and Exchange Commission on behalf of the Company on May 11, 2006 (the “Registration Statement”) and Form 10-KSB for Fiscal Year Ended December 31, 2005.

        Pursuant to Rule 472 under the Securities Act of 1933, we are simultaneously filing Post-Effective Amendment No. 2 to the Company’s Registration Statement on Form SB-2, Amendment No. 1 to the Company’s Form 10-KSB for the Year ended December 31, 2005 and Amendment No. 1 to the Company’s Form 10-QSB for the period ended September 30, 2005 as requested in the Comment Letter. We have repeated your numbered comments below and have provided a response to each comment.

Mr. Christopher Owings

Post-Effective Amendment No. 1 to Form SB-2
Undertakings

1.	Please disclose the full undertakings in Item 512 of Regulation S-B, as applicable. For example, you should include Item 512(a) and (g) of Regulation S-B. See SEC Release 33-8591 (July 19, 2005) and Securities Offering Reform Transition Questions and Answers located on our website at www.sec.gov.

The Company has revised its undertakings.

Form 10-KSB for Fiscal Year Ended December 31, 2005 and Form 10-QSB for Fiscal Quarter Ended September 30, 2005

2.	We note that in Forms 10-KSB for Fiscal Year Ended December 31, 2005 and 10-QSB for Fiscal Quarter Ended September 30, 2005, you disclosed “(o)ur chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by our company in reports that we file or submit under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that such information was made known to them by others within the company, as appropriate to allow timely decisions regarding required disclosure.” Please tell us the basis for your officers’ conclusions given that these reports were untimely filed. We also note that Form 10-QSB for fiscal quarter ended March 31, 2006 has yet to be filed as well.

After considering the Staff’s comment, the Company’s management once again reviewed the effectiveness of its disclosure controls and procedures as of December 31, 2005. Based on the evaluation, the Company concluded that its disclosure controls and procedures were not effective. Accordingly, the Company has revised the disclosure.

For 10-KSB for Fiscal Year Ended December 31, 2005

Controls and Procedures, page 37

3.	It appears that you have not provided disclosure per Item 308(c) of Regulation S-B. In this regard, we refer you to comment 28 in our letter dated September 29, 2005. Please revise accordingly.

The Company has revised the disclosure.

Mr. Christopher Owings

4.	Please disclose the conclusions of your principal executive and financial officers regarding the effectiveness of your disclosure controls and procedures using the same reasonable assurance standard that you use in the second paragraph of the section. In this regard, please refer to comment 31 in our letter dated September 29, 2005.

The Company has revised the disclosure.

Exhibits 31.1 and 31.2

5.	Please revise the 302 certifications as the exact wording of the certification provided in Item 601(b)(31) of Regulation S-B is required. For example, the term “registrant” should be replaced with “small business issuer.” Please revise accordingly.

The Company has revised the wording of the certification.

        I have been authorized by our client to acknowledge that: (i) the Company is responsible for the accuracy of the disclosure in its filings; (ii) comments by the Staff, or changes to disclosure in response to comments by the Staff, do not foreclose the Commission from taking any actions with respect to the Company’s filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any further questions, please do not hesitate to contact me.

Very truly yours, /s/ Steven J. Glusband Steven J. Glusband

SJG:tco
Enclosures

cc:	Defense Industries International, Inc.